UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

NOTICE TO THE MARKET

ENGAGEMENT OF MARKET MAKER

Telefônica Brasil S.A. ( "Company"), pursuant to the provisions of CVM Instruction No. 358/2002 as amended, informs its shareholders and the market in general that engaged CREDIT SUISSE (BRASIL) S.A. CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS ("Market Maker"), headquartered in São Paulo, State of São Paulo, at Rua Leopoldo Couto de Magalhães Jr., 700 - 10th floor (part) and 12nd to 14th floors (parts), enrolled with the CNPJ/MF under No. 42.584.318/0001-07, to act as a market maker for its common shares ("VIVT3") and preferred shares ("VIVT4") within BM&F BOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), pursuant to CVM Instruction No. 384/2003, from March 17, 2003, BM&FBOVESPA’s Market Maker Regulation, BM&FBOVESPA’s Operating Regulation and other regulations dealing with the markets managed by BM&FBOVESPA, in order to increase liquidity of the referred shares.

The Company also informs that 29,320,789 (twenty-nine million, three hundred and twenty thousand, seven hundred and eighty-nine) common shares and 415,132,117 (four hundred and fifteen million, one hundred and thirty-two thousand and one hundred and seventeen) preferred shares issued by the Company are outstanding in the market and that its controlling shareholders have not entered into any agreement regulating the exercise of voting rights or the purchase and sale of securities issued by the Company with the market maker.

The Market Maker's activities will begin on March 10, 2016 and the contract between the parties shall last for one year after February 12, 2016, renewable for equal periods if there is no contrary manifestation from the parties. The Market Maker’s engagement strengthens the Company's commitment to investors and to the best market trading practices.

São Paulo, March 09, 2016.

Alberto Manuel Horcajo Aguirre

Investor Relations Officer

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 9, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director